                                           May 30, 2006

Via Facsimile

Mr. Daniel H. Morris
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

BNP Paribas Mortgage Securities LLC,
Registration Statement No. 333-131690
Request for Acceleration

Dear Mr. Morris:

In accordance with Rule 461, we request that the Commission, pursuant to its authority under Section 8(a) of the Securities Act of 1933, as amended, accelerate the effectiveness of Registration Statement 333-131690 to 5:00 p.m., Eastern Standard Time, May 30, 2006 or as soon as practicable thereafter.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

BNP PARIBAS MORTGAGE SECURITIES LLC

By:	/s/ Gregory Lattanzio
Name:	Gregory Lattanzio Title: Treasurer